Sit Investment Associates

CELEBRATING 40 YEARS

January 2022

GLOBAL INVESTMENT OUTLOOK AND STRATEGY

- **U.S. GDP Growth Downshifting, but Should Remain Robust in 2022**
- **Global GDP Sensitive to China's Shifting Economic & Social Priorities**
- **Fed Pivots to Hawkish Stance; Will Incrementally Remove Punchbowl**
- **Increased Risk of Policy Mistake as GDP Growth & Inflation Moderate**
- **Picking Quality Growth Stocks with EPS Upside Key to Positive Alpha**

After Three Years of Stellar U.S. Equity Gains, Returns Set to Moderate on Higher Volatility

① Broad-Based Equity Rally Continued in 2021

Returns by Index



② Rise in Rate Expectations May Pressure PEs

Fed Funds Futures Curve



③ Market Volatility Will Likely Trend Higher

CBOE Volatility Index



④ Like 2021, EPS Must Support Stock Prices

S&P 500 Price Returns, Contribution from EPS and PE



Sources: FactSet, CME Group, 1/6/22

Stock Selection Critical as Market Enters New Phase

Better-than-expected corporate earnings triumphed over accumulating risks and uncertainties to drive U.S. equities higher in 2021. Following steady upward revisions throughout the year, consensus estimates now infer S&P 500 bottom-up earnings growth of +51.4 percent in 2021, up from the +23.2 percent forecast at the start of the year. Thus, the S&P 500 Index returned +28.7 percent in 2021 on relatively stable valuations, bringing the three-year annualized return of +26.1 percent to its best level in over two decades.

S&P 500 Bottom-Up Earnings Estimates

S&P 500 Consensus Bottom-Up EPS Estimates



Source: FactSet, 12/31/21

Energy, real estate, and financials led the S&P 500 higher, with solid gains realized across large-capitalization sectors. In addition, while value indices outpaced growth in the first half, large-capitalization growth outperformed for the entire year. However, the Russell 2000 Growth Index lagged significantly in 2021 due mainly to the subpar performance of small-capitalization stocks within healthcare and technology services.

S&P 500 earnings are projected to rise about +8.0 percent in 2022, on par with the previous 20-year average. Nonetheless, year-over-year comparisons are especially difficult in the first half of the year, and forward estimates extrapolate record S&P 500 profit margins. In addition, falling excess liquidity growth and rising bond yields may put downward pressure on stock valuations. Given an already-full S&P 500 valuation, we believe overall stock market gains will track, if not lag, earnings growth in 2022.

Rock bottom interest rates have driven investors out on the risk curve and into stocks and other assets, while unprecedented liquidity has also contributed to increased speculation. As a result, investors have filed into cryptocurrency, real estate, fine art, and non-fungible tokens, to name a few. At the same time, the upward momentum has reversed in other previously bid-up assets (e.g., SPACs, newly listed stocks, non-earners, renewables, etc.), implying possible difficulties

ahead for inflated assets as liquidity growth continues to moderate.

The balance sheets of the four largest global central banks have swelled over 40 percent in size to $31 trillion since February 2020. However, the Federal Reserve (Fed) now aims to taper new asset purchases to zero by this March, with the European Central Bank likely following suit later this year. Even though global central banks will likely be slow to unwind asset positions, we expect financial conditions will tighten. Some central banks have already begun to hike interest rates in response to rising inflation, and we believe the Fed will do the same by mid-year, if not sooner.

The S&P 500's forward price-to-earnings multiple expanded as the real yield on the 10-year U.S. Treasury dipped into negative territory. Still, the Fed's hawkish pivot will likely pressure stock valuations as investors increasingly discount higher interest rates, lower liquidity growth, and slower GDP growth. The S&P 500's earnings yield of +4.8 percent still compares favorably to the 10-year U.S. Treasury yield of +1.5 percent. Nonetheless, the Index is currently trading at the upper end of its long-term range on a PE basis and at a sizable premium to global peers.

S&P PE Multiple vs U.S. Treasury Yield



Source: FactSet, 12/31/21

Following three exceptional years, we expect moderating equity returns in 2022 as tightening monetary policy challenges equity valuations and corporate earnings growth begins to decelerate. In addition, there are numerous crosscurrents (e.g., Covid, interest rates, midterm elections, geopolitics, etc.) to sustain the recent uptick in market volatility measures.

In our view, this backdrop presents an opportunity for stock pickers following a period where virtually all stocks were buoyed by unprecedented monetary policy. We believe investors will be rewarded for identifying companies that can sustain earnings growth, and their valuation, even as cyclical conditions moderate. Firms with pricing power will continue to fair particularly well, even if inflation pressures begin to subside.



Omicron Variant a Near-Term Risk, but the U.S. Economic Expansion Still Has Legs

The approval of Covid-19 vaccines beginning in December 2020 and subsequent inoculations helped unleash pent-up demand and contributed to a continued rebound in economic activity in 2021. As a result, the consensus real GDP growth forecast for 2021 is now +5.6 percent, up from +4.0 percent at the start of the year. However, the vaccines have proven to be less than a panacea due to public resistance, constrained emerging market supply, the emergence of new Covid-19 variants, and rising breakthrough infections. Consequently, the global economy and its interconnected supply chains remain vulnerable to the ebb and flow of the virus. It is unclear if the highly contagious, but purportedly much less severe, Omicron variant is the light at the end of the tunnel and hastens the path to herd immunity or if it is simply another phase in an enduring pandemic. Nonetheless, health officials and prognosticators believe the current wave in Covid-19 infections will crest by the end of January, setting the economy up for a bounce in activity into the second quarter (Exhibit 1). The expansion still has strong underpinnings, and leading indicators imply continued above-trend GDP growth. Despite heightened uncertainty, we project real GDP growth will downshift to a still-robust +3.5 to +4.0 percent in 2022.

U.S. Consumers Well-Situated to Drive Growth as Spending Shifts Back to Services

U.S. household balance sheets are in excellent shape, at least at the consolidated level, leaving consumers well positioned to fuel the next leg of the expansion. A surge in both financial and tangible asset values drove household net worth to an all-time high of $145 trillion at the end of the third quarter. The associated wealth effect and accumulated excess savings of about $2.5 trillion should sustain hearty spending. Even so, we project spending on goods (ex. autos) will normalize after housebound consumers, with federal aid in hand, pulled forward the equivalent of about three years' worth of incremental demand at the prior trendline growth rate. Ongoing supply constraints may also limit new vehicle purchases, with IHS forecasting unit sales of 15.5 million in 2022 (16.8 million in 2023) versus 15.1 million in 2021. Expenditures on services, a category 1.5 to 2.0 times bigger than goods, is up from an April 2020 low, but remains well below its historical trendline. Omicron's proliferation is knocking demand near term and will likely weigh heavily on first quarter 2022 economic growth. However, services is well-poised for renewed strength once the latest Covid-19 wave ebbs. Finally, higher prices have ostensibly dented confidence, though the two key gauges have diverged notably (Exhibit 2). The end of various federal aid programs (e.g., student loan pause, tax credit, etc.) may also affect spending.

Fed Must Walk a Fine Line to Temper Inflation Without Sidelining the Expansion

We believe core PCE inflation will progressively lessen in 2022 against challenging year-over-year comparisons but remain above the Federal Reserve's targeted +2.0 percent entering 2023. Nonetheless, the global spike in Covid-19 infections has added considerable uncertainty to the

Exhibit 1: U.S. Daily Covid Infections & Deaths

IHME Projections, United States



Source: Institute for Health Metrics & Evaluation, 12/28/21

Exhibit 2: Gauges of U.S. Consumer Confidence



Source: The Conference Board, University of Michigan, 12/31/21



supply-demand outlook and its effect on inflation near term. Ultimately, we anticipate easing supply constraints and subsiding demand growth to lead to goods disinflation/deflation, with services inflation, notably that driven by housing, a partial offset. Still, tightening U.S. labor conditions could trigger a wage-price spiral and persistent inflation absent higher productivity. The Federal Open Market Committee recently raised its core PCE inflation projection to +4.4 percent in 2021 and +2.7 percent in 2022 from +3.7 and +2.3 percent, respectively. As a result, the Federal Reserve (Fed) now intends to taper additional asset purchases to nil by March and to hike the Fed Funds rate at a much faster pace (Exhibit 3). Although the Fed kept asset levels steady for three years after quantitative easing between 2012 and 2014, it is now supposedly considering letting the balance sheet wind-down "naturally" as assets mature. Moreover, the Fed's hawkish pivot occurred after a peak in market-based inflation expectations and as Covid headwinds were reaccelerating, increasing the possibility of a policy mistake. Nonetheless, we expect the Fed to remain responsive to shifting economic and financial market conditions.

Europe's Recovery Intact, Although GDP Will Remain Below Pre-Pandemic Trend

Even before Omicron became a household name, the Delta variant of Covid-19 was, once more, surging through continental Europe after a summer wave. As for the U.K., new Covid-19 cases never truly receded from summer's levels but, instead, remained elevated through fall and then burst higher in December. The services sector is bearing the brunt of record Omicron-led cases and renewed restrictions, while manufacturing has proved relatively resilient (Exhibit 4). Still, high vaccination rates have so far kept hospitalizations and deaths largely in check, forestalling a return to largescale lockdowns. Soaring inflation has also dogged the U.K. and the 19-nation Euro Area, inspiring the Bank of England to raise its policy rate to +0.25 percent in December. Against easy year-over-year comparisons, November headline consumer prices rose +5.1 and +4.9 percent in the U.K. and the Euro Area, respectively. Nonetheless, we believe inflation will steadily lessen in 2022, aided by base effects and a gradual improvement in supply issues. The European Central Bank concurs and remains staunchly accommodative, eager not to make the same error it did in 2011 by tightening too soon. All considered, we now project real GDP will moderate to roughly +4.0 percent in 2022 from +6.9 percent in 2021 in the U.K. and to +3.5 percent from +5.1 percent in the Euro Area. However, not only could the track of the pandemic alter the outlook, but also the scale of China's stimulus given Europe's dependence on trade.

Japan Enters the New Year on Sturdier Footing After a Subdued Recovery in 2021

Japan's GDP growth disappointed in calendar 2021 amid a stop-start dynamic and pandemic-induced supply chain disruptions. Sluggish initial vaccination efforts and a greater dependence on disruption-prone goods exports such as autos rendered the economy vulnerable to setbacks. However, Japan's economy appears better positioned for growth entering 2022. Vaccination rates now top those of other developed markets and, notwithstanding an outsized impact from the Omicron variant, will underpin a more durable recovery in consumer spending. Moreover, a newly approved fiscal stimulus plan offers added support. Easing supply chain constraints

Exhibit 3: U.S. Fed Funds Projections, Percent



Source: Federal Reserve, Bloomberg, FactSet, 12/31/21

Exhibit 4: Europe Purchasing Managers' Indices



Source: IHS Markit, 1/5/22

Sit Investment Associates



should also reinvigorate the manufacturing sector and help elongate an export recovery which ebbed in the latter half of 2021. Furthermore, a backdrop of improving end demand stands to bolster a so far nascent recovery in business spending. Importantly, unlike elsewhere, inflation is stubbornly low, giving the Bank of Japan leeway to remain accommodative. Risks remain, however, particularly slowing growth at key trade partner China. Taken together, we expect Japan's economy to expand +2.5 percent in calendar 2022, a healthy pace in the context of the country's secular growth challenges, but slower versus other advanced economies (Exhibit 5).

China Pivoting to Economic Growth Stability Ahead of the 20th Party Congress

We project China's real GDP growth will stabilize sequentially but slow to the mid-single-digit range in 2022 from near 8.0 percent in 2021. China's economy has slowed sharply in recent months, due largely to prior policy tightening, and may stay growth challenged near term. We suspect the ongoing deleveraging of China's property market will be a sizable drag on economic growth in 2022. Moreover, given the Omicron-led Covid-19 outbreak globally, China's zero-Covid policy could remain in place beyond the February 2022 Winter Olympics and continue hindering the services sector recovery. Net exports, which benefited greatly from Covid-related disruptions elsewhere in the world, will also likely normalize. Nevertheless, citing downward economic growth pressures ahead of China's 20th Party Congress, top policymakers announced that growth stability would be the highest priority in 2022. The scale/scope of policy support should become clearer in the first half, with underutilized fiscal revenue and government bond issuance in 2021 offering capacity for spending to bolster economic growth (Exhibit 6). After a 12-month slump, the credit cycle could also turn up again. Finally, the 20th Party Congress, to be held later in 2022, is an important political event at which we expect a shakeup of the top leadership team and the appointment of President Xi Jinping to a third term.

Omicron Will Slow, but Not Derail, the Reopening of Emerging Market Economies

Emerging market economies face renewed uncertainties due to the Omicron variant, adding to existing concerns about inflation, elevated commodity prices, and slower economic growth in China. About 30 percent of the emerging market population is fully vaccinated, implying the Covid-19 threat may linger. Moreover, tightening U.S. monetary conditions and rising interest rates will constrain risk appetite towards emerging markets. While we expect Omicron to slow the reopening of the emerging market economies, it won't derail it. Countries have learned to adapt to the mobility restrictions and vaccination rates are improving. However, Omicron will reduce the pace of economic growth. In terms of inflation, food and energy prices remain high, but we expect prices to decline as supply chain bottlenecks improve. Still, the central banks of Brazil, Chile, Mexico, Russia, South Africa, and South Korea have continued raising interest rates to keep inflation under control. On the commodity front, Brent crude oil prices are down about -8.0 percent from their recent peak, which is positive for energy importing nations of China, India, and South Korea. However, oil prices are still up +51 percent year-to-date.

Exhibit 5: Advanced Economies' GDP Forecasts



Source: FactSet, 12/31/21

Exhibit 6: China General Budget & Govt. Fund



Source: Morgan Stanley, 12/14/2021

Global Macro: Other Notable Data Points

U.S. Expected to Return to Trendline Real GDP

Real GDP
3/31/15 = 100



Source: BEA, Eurostat, UK ONS, Bloomberg, 12/31/21

Manufacturing PMIs Moderating from Highs

Manufacturing Purchasing Managers' Indices



Source: IHS Markit, JP Morgan, 1/4/22

Supply Chain Issues Plateaued Pre-Omicron

Bloomberg Supply Constraint Indicator*



*Positive numbers indicate supply deficit and negative numbers mean supply surplus

Source: Bloomberg, 12/31/21

Growth in Manufacturing PMI Prices Ebbing

ISM Manufacturing Purchasing Managers' Index Prices



Source: Institute for Supply Management, 1/4/22

U.S. Inflation Will Ease, Aided by Base Effects



Source: U.S. Bureau of Economic Analysis, Bloomberg, 12/31/21

U.S. Labor Market Tight as Workers Stay Away

U.S. Employment Conditions



Source: U.S. Department of Labor, NFIB, 1/5/22



FIXED INCOME: ENVIRONMENT AND STRATEGY

The Federal Reserve Pivots to a Hawkish Stance to Combat Inflation

The Federal Reserve (Fed) formally announced its widely expected taper in net asset purchases following its November meeting. Yet, following its December meeting, and coincidentally after the President's reappointment of Fed Chair Powell, it stated it would accelerate the pace of the taper. The Fed previously bought $120 billion per month in mortgages and U.S. Treasuries. However, it will now reduce net asset purchases in increments of $30 billion per month (versus prior expectations of $15 billion), with the program expected to conclude in March 2022. Mr. Powell expressed the Committee's intention not to raise the Fed Funds rate until it completes the taper. Market expectations are for three rate hikes during 2022, starting in May or June. Future Federal Open Market Committee discussions will focus on balance sheet normalization. For instance, what is the balance sheet's "normal" size, and what pace is appropriate to get there? With the largest balance sheet in its history, at nearly $9 trillion, how the Fed navigates this issue will be a focal point for some time. Fed officials insist that all monetary policy actions are data dependent. While the course of the virus and economic strength will inevitably dictate policy, Chair Powell did note the economy is becoming more resilient to pandemic shocks.

There is Too Much Money Chasing Too Few Assets

The latest U.S. Employment Cost Index reflects current labor shortages, reaching the highest reading in over a decade at +3.7 percent. The labor force participation rate has not returned to pre-pandemic levels, and the quits rate has risen to levels not seen since the inception of the dataset in 2000. The Federal Reserve is obviously worried about a wage-price spiral and, thus, accelerated the taper. Admittedly, the Fed can do little to get people back to work. The savings rate is just starting to normalize, but the excess accumulated from pandemic-related stimulus is still sitting in consumer bank accounts. Bank reserves have risen to $4.3 trillion today from $1.3 trillion in February 2020. Another example of too much money chasing too few assets is the Fed's reverse repo facility. At year-end, investors returned a new record $1.9 trillion to the Fed via the overnight repo facility (O/N RRPs), and RRP facility usage has averaged over $1.5 trillion per day over the last five weeks. The reverse repo facility is representative of a minimum amount of excess cash in the financial system. Banks generally do not use reverse repo as they earn 15 basis points on their excess reserves. Non-depository institutions (e.g., money market funds, etc.) use overnight repo to soak up excess cash and earn 5 basis points (one-month bills are currently about the same rate). There will likely be a shift in the labor market, the broader economy, and financial markets when the excesses begin to fade. In addition to rising wages, commodity volatility, home prices, and supply chain issues will exacerbate and distort inflation metrics in the near term.

Taxable Fixed Income Strategy

The emergence of the Omicron variant has increased pandemic fears broadly. U.S. Investment Grade corporate bond spreads widened 8 basis points in the fourth quarter while corporate index yields rose 20 basis points. New variant fears weighed heavily on risk sentiment and cyclical sectors in late November, sending Index spreads 12 basis points wider in the month before recovering seven basis points in December. We expect fourth-quarter 2021 corporate earnings to remain constructive for spreads going into 2022, though prolonged supply chain disruptions, inflation, and new variant fears remain top of mind. Pockets of cyclical credit sectors remain attractive going forward as the pandemic subsides. We have emphasized very short maturity U.S. Treasury Inflation-Protected Securities, as even a more hawkish approach from the Fed will be unlikely to diminish inflationary pressures in the following months. We have maintained durations at or below the benchmark, as we believe the Fed will be more aggressive in combating inflation later in 2022. In the meantime, we intend to tactically rotate portfolio sector allocations as additional data surrounding the Omicron variant emerges and maintain a yield advantage to drive outperformance relative to benchmarks.



Long-Term Municipal Yields Fell in 4Q but Ended '21 Up; Duration Drives Returns

The tax-exempt yield curve flattened in the final quarter but steepened for the year (Exhibit 7). In general, longer-term yields fell during the fourth quarter and rose for the year. Conversely, short- and intermediate-term yields were more stable during the quarter but grew more markedly over the year. Specifically, long-term MMD AAA General Obligation yields fell by roughly 20 basis points in the fourth quarter but increased by approximately 10 basis points for the year. Intermediate-term MMD AAA GO yields were little changed during the quarter but rose 30 to 40 basis points for the year. In terms of performance, duration was the primary driver in both the fourth quarter and the year (Exhibit 8). Longer bonds outperformed shorter bonds for both periods as well. Finally, quality was not a distinguishing factor for performance during the quarter, but lower quality bonds outperformed higher quality bonds for the year.

Total 2021 Municipal Issuance Nears Record 2020 Levels; Investor Demand Strong

Total municipal issuance was ≈$475 billion during 2021 versus nearly $485 billion in 2020. While total supply was modestly lower, net tax-exempt supply increased. Taxable issuance fell to 25 percent of total supply from 30 percent, while refunding issuance fell to 23 percent of the total from 31 percent. Both of these factors were related, as issuers had done a significant amount of taxable refunding deals in 2020, and there were fewer such deals in 2021 with the rise in Treasury and taxable municipal yields. Investor demand for tax-exempt income was also strong throughout 2021. Tax-exempt mutual fund flows totaled nearly $102 billion, and there was only a single week of outflows during 2021. This total was about $10 billion more than 2019, the next highest year on record.

Tax-Exempt Fixed Income Strategy

Similar to our taxable rate outlook, we expect tax-exempt rates to rise during 2022. We think the Federal Reserve's actions to tighten monetary policy and concerns about more persistent inflation will be the primary drivers of this rising rate environment. We also expect investor demand for tax-exempt income to remain strong in 2022. Investors remain concerned about the potential for increasing tax rates over the long run. Regardless, tax-exempt fund flows may have more volatility in 2022 than in 2021. We believe the rising rate environment may trigger an outflow cycle at some point during 2022. Such a cycle would likely result in credit spreads widening from current levels. Probable increased demand from banks and insurance companies dampens the effect of such spread widening, however, should it occur. In terms of strategy, we emphasize the purchase of bonds with expected average lives shorter than stated maturities due to factors such as optional call provisions with premium coupon structures or other prepayment provisions. We are also emphasizing revenue bond sectors with attractive relative yields compared to the broader market, such as housing bonds and select high yield sectors where permitted. Should rates rise, as we anticipate, we should be able to reinvest at more attractive levels over time. We plan to maintain duration near current levels and view duration as an essential element of managing portfolio risk.

Exhibit 7: U.S. Tax-Exempt Yield Curve

Municipal Market Data (MMD) AAA GO Yield Curve



Source: Thomson Reuters, 12/31/21

Exhibit 8: U.S. Municipal Bond Returns, Percent

	QTD	YTD		QTD	YTD
Muni Bond	0.72	1.52	Revenue Bond Index	0.79	1.86
3-Year	-0.10	0.40	Electric	0.60	1.01
5-Year	0.04	0.34	Hospital	0.81	2.72
7-Year	0.21	0.36	Housing	0.72	0.94
10-Year	0.55	0.96	IDR/PCR	0.49	1.43
Long	1.58	3.17	Tranportation	0.83	2.40
AAA	0.82	0.47	Education	0.91	1.70
AA	0.69	0.92	Water & Sewer	0.79	0.82
A	0.69	2.25	Resource Recovery	-0.21	-0.47
BAA	0.80	4.85	Leasing	0.70	2.41
			Special Tax	0.89	1.68
GO Bond	0.71	1.01	Tobacco Index	1.01	2.12

Source: Bloomberg, 12/31/21

Fixed Income: Other Notable Data Points

Near 4 Million Have Dropped Out of Workforce

U.S. Civilian Labor Force Participation Rate
Percent



Source: Department of Labor, 12/31/21

Comp. Soaring, Notably for Low Wage Jobs

U.S. Employment Cost Index
Y/Y Percent



Source: Department of Labor, 12/31/21

Fed Will End Balance Sheet Expansion by March

U.S. Federal Reserve Assets
$ Trillion



Source: Federal Reserve, Sit Investment Associates, 12/31/21

Inflation Expectations Have Plateaued



Breakeven rates are calculated by subtracting the real yield of the inflation linked maturity curve from the yield of the closest nominal Treasury maturity. The result is the implied inflation rate for the term of the stated maturity

Source: Federal Reserve Bank of St. Louis, 12/31/21

U.S. Treasury Yield Curve Flattening

U.S. Treasury Yield Curve



Source: FactSet, 12/31/21

Investors Returning Excess Cash to the Fed

Reverse Repo Operations, U.S. Treasuries
$ Billions



Source: Federal Reserve Bank of New York, 12/31/21





Historic Fund Flows and Investor Euphoria in 2021 Will Be Tough to Top This Year

Investors poured into equities in 2021, prompted by abundant liquidity, rebounding economic activity, positive earnings revisions, the Covid-19 vaccine rollout, the "there-is-no-alternative" effect, a fear of missing out, a revival in day trading, or a combination thereof. Near $1 trillion flowed into global equity mutual funds and ETFs last year, more than the cumulative sum for the prior 20-year period. In early 2021, Citi Research's gauge of investor euphoria also eclipsed levels last seen at the peak of the tech bubble in 2000. Although euphoria has lessened in recent months, it remains lofty. Moreover, U.S. stock market capitalization as a share of GDP is at an all-time high of 206 percent. Somewhat ominously, the ratio is 65 percent above its long-term trendline – 2000 was the last time it was this extended. Emboldened by central bank liquidity injections and the prospect of higher fiscal spending, equity investors have seemingly shrugged off amassing risks. Yet, the Goldman Sachs Bear Market Indicator, which is based on macroeconomic factors, currently implies a 65 percent probability of a market correction within the next 12 months. Still, market timing often proves a costly endeavor, as the practice also risks missing out on robust gains. The S&P 500 has, on average, returned +25 and +16 percent in the twelve and six months prior to market peaks, respectively (Exhibit 9). Per BofA Research, the S&P 500 has produced a cumulative price return of +22,171 percent since 1930. The return is a mere +60 percent when the 10 best days per decade are omitted from the calculation.

Abundant Dry Powder Could Counter Equity Valuation Pressures

Even though the Fed and other central banks are paring back unprecedented accommodation, the financial system remains awash in liquidity. U.S. households have accumulated about $2.5 trillion in excess savings, S&P 500 constituents have amassed a cash hoard of over $2.0 trillion, and U.S. private equity firms still had all-time high dry powder of $920 billion in October 2021. Not to mention, U.S. special purpose acquisition companies (SPACs) raised proceeds of roughly $245 billion through 861 initial public offerings in 2020 and 2021 (versus about $41 billion for the prior 10-year period). Global M&A deal volume surged to a record $4.1 trillion in 2021, nearly double the average annual amount over the prior ten years (Exhibit 10). While rising interest rates could dampen activity somewhat, 2022 looks poised for another solid year of dealmaking. In addition, SPACs have two years from the offering date to acquire companies or must return the proceeds, adding a degree of urgency. Besides M&A, listed companies are increasing stock repurchase programs and dividend payments to bolster share prices. S&P 500 constituents bought back an estimated $730 billion in stock in 2021 (up +40 percent year over year) and will pay out near $550 billion in dividends (+15 percent). Retail investors, heartened by a positive wealth effect, also continue to offer a strong underlying bid to equities, with U.S. fund flows of $549 billion in 2021. Plus, there is still plenty of cash sitting on the sidelines, with U.S. money market assets >$4.7 trillion versus the 2015-2019 average of $2.8 trillion.

Exhibit 9: S&P 500 Returns Preceding Peaks

S&P 500	Total Return			% of Cycle Return		
	Months			Months		
Peak	-24	-12	-6	-24	-12	-6
Dec-61	32%	32%	11%	34%	34%	11%
Feb-66	30%	11%	11%	34%	12%	12%
Nov-68	44%	18%	12%	82%	35%	23%
Jan-73	39%	19%	14%	52%	25%	17%
Nov-80	65%	39%	29%	44%	25%	18%
Aug-87	93%	40%	20%	46%	18%	8%
Jul-90	45%	15%	10%	65%	21%	14%
Mar-00	42%	22%	20%	11%	5%	4%
Oct-07	36%	18%	9%	37%	17%	8%
Feb-20	29%	24%	17%	7%	6%	4%
Average	**56%**	**25%**	**16%**	**41%**	**18%**	**11%**

Source: BofA Research, FactSet, 12/31/21

Exhibit 10: Global M&A Transactions

Total Deal Value, $ Trillion

$5T
$4T
$3T
$2T
$1T
$0T
International
United States
# of Deals, RHS
4,500
4,000
3,500
3,000
2,500
2,000
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21

Source: MergerMetrics, 12/31/21



Global Equity Strategy

We anticipate the combination of decelerating corporate earnings growth and modestly lower valuations due to tighter monetary policy will result in lower overall equity returns in the year ahead. In addition, market volatility may rise given the numerous crosscurrents (e.g., Covid trends, interest rates, geopolitics). However, in our view, companies with pricing power will continue to prosper, even if inflation pressures begin to moderate in some areas. Together, these conditions point to an opportunity for stock picking as company fundamentals become paramount after the powerful liquidity backdrop that "lifted all boats" for most stocks over the past two years. Specifically, we expect earnings growth to be the key determinant of stock and sector performance in the year ahead.

The technology, healthcare, and capital goods sectors stand out as best positioned to deliver above-average earnings growth in 2022. The technology sector remains a favorite as a cyclical pick-up in enterprise spending amplifies several secular growth drivers (i.e., cloud spending, artificial intelligence, digital transformation, etc.). Moreover, capital goods firms are rallying from depressed conditions (first triggered by trade disputes, then Covid-19). We favor firms exposed to accelerating spending in infrastructure, automation, and "electrification" in key end markets such as autos and renewable energy. Lastly, the aging global population will continue to drive demand for healthcare products and services, with a rebound in key Covid-impacted areas such as medical devices and hospitals expected once the current surge in cases subsides. In terms of underweights, we have become more cautious on retailers as stimulus spending is waning and cost pressures (i.e., wages, shipping) continue to pressure margins.

Dividend-based investment strategies have lagged over the last several years, primarily due to a combination of the unprecedented outperformance in "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend-paying universe. We believe catalysts are emerging for improved performance of dividend payers over the near-to-intermediate term. First, the expected moderation in broad stock market returns will raise the appeal of incremental returns from dividends. Second, dividend increases have been accelerating for several quarters, and we suspect investors may view companies that are growing dividends as an attractive alternative to bonds if interest rates increase. Finally, we believe the relative price stability (i.e., lower betas) of dividend payers may attract investors as market volatility increases.

For international portfolios, we are overweight equities in China, South Korea, Singapore, and India. The worst of the Covid-19 lockdown is behind us, and the recent surge in Covid-19 cases driven by the Omicron variant only temporarily delays the full reopening of economies. Immunization and restrictions should ultimately contain the spread of the virus and allow for an economic recovery. As a result, we are optimistic on emerging markets and expect stronger earnings growth in 2022. Portfolios balance growth, cyclical, and secular themes. Although we are cautious on China near term given lingering headwinds such as still-negative earnings revisions, property market deleveraging, and elevated U.S.-China tensions, the positive policy shift should lead to an expansion in price-to-earnings multiples. Per Goldman Sachs, China's valuation discounts to global equities are almost at all-time highs. We are maintaining our weight in currently out-of-favor internet stocks and prefer exposure to the reopening trade, mass consumption, capital market reform, and renewables themes as well. Our South Korea holdings are in technology, financials, e-commerce, and electric vehicle battery manufacturers. In Singapore, we prefer financials, technology, gaming, and e-commerce sectors. India investments are in the industries of consumer, financials, energy, information services, and industrials. We are also positive on the materials sector of iron ore and copper.

Global Equities: Other Notable Data Points

Broad-Based U.S. Equity Returns in 2021

S&P 500 Total Returns by GICS Sector, 2021



Energy 54.6%
Real Estate 46.2%
Financials 35.0%
Info. Tech. 34.5%
S&P 500 28.7%
Materials 27.3%
Health Care 26.1%
Discretionary 24.4%
Telecom 21.6%
Industrials 21.1%
Staples 18.6%
Utilities 17.7%

Source: FactSet, 12/31/21

Strong Rebound in Annualized Equity Returns

S&P 500 Price Returns
Annualized



30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
3-Year
10-year
'71
'76
'81
'86
'91
'96
'01
'06
'11
'16
'21

Bloomberg, 12/31/21

U.S. Stocks Have Outpaced International Peers

Returns by MSCI Index



2021
3-Year, Annualized
United States 27.0% 26.6%
Europe 17.0% 14.7%
World (Ex. U.S.) 13.2% 14.2%
Japan 2.0% 13.9%
Emerging Markets -2.2% 12.3%
China -21.6% 7.4%

Source: FactSet, 12/31/21

But "Buffett Indicator" Infers Market Stretched

U.S. Equity Market Capitalization to GDP
Wilshire 5000 Total Market Index as a % of Nominal GDP



200%
175%
150%
125%
100%
75%
50%
25%
0%
Trendline
65% above trendline
58% above trendline
'81
'86
'91
'96
'01
'06
'11
'16
'21

Source: FactSet, 12/31/21

Big Tech Once Again Outperforming Market

Relative Performance of FAANG + M Stocks
Cumulative Total Return Relative to S&P 500 Index



140%
120%
100%
80%
60%
40%
20%
0%
2019
2020
2021
2022

Source: FactSet, 12/31/21

FAANG + M Dominate U.S. Large-Cap Indices

FAANG+M Total Market Capitalization
Percent of S&P 500's Total Market Value



30%
25%
20%
15%
10%
5%
0%
Facebook
Amazon
Apple
Netflix
Google
+
Microsoft
FAANG + M
AANG + M
'06
'08
'10
'12
'14
'16
'18
'20
'22

Source: FactSet, 12/31/21

Global Equities: Other Notable Data Points (continued)

U.S. Valuations at High End of Historical Range

S&P 500 Price-to-Earnings Ratio



Source: FactSet, 12/31/21

International Peers Trading at a Discount to U.S.

MSCI Indices: NTM PE



MSCI Indices: Relative NTM PE*



*Relative to U.S.

FactSet, 12/31/21

Consensus Earnings Typically Overly Optimistic

S&P 500 Bottom-Up EPS Growth, Expected vs Actual
Y/Y Percent Change



Consensus estimates for S&P 500 earnings are historically overly optimistic at the start of the year. The notable exception is the first year or two of an economic expansion

Source: FactSet, 12/31/21

Estimates Extrapolate Record Profit Margins

U.S. Corporate Profit Margins



Source: Bureau of Economic Analysis, S&P Dow Jones, 12/31/21

Indicator Implies Heightened Risk Environment

Goldman Sachs U.S. Bear Market Risk Indicator*



*Avg. Percentile for ISM, Slope of Yield Curve, Core Inflation, Unemployment, and Shiller P/E

Source: Goldman Sachs, 12/31/21

Capital Returns Should Bolster Stock Gains

S&P 500 Share Buybacks and Dividends ($ Billions)



Source: FactSet, Goldman Sachs, 12/31/21

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